WRITER’S DIRECT: (646) 428-3210

E-MAIL ADDRESS: ehl@dhclegal.com

February 14, 2025

VIA EDGAR CORRESPONDENCE

Mr. Austin Stanton

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	WhiteFiber, Inc. Draft Registration Statement on Form 10-1 submitted January 6, 2025 CIK No. 0002042022

Lady and Gentlemen:

On behalf of our client, WhiteFiber, Inc. (the “Company”), a Cayman Islands exempted company, and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations presented thereunder, we hereby submit in electronic form the responses of the Company to comments received from the staff of the Commission in a letter dated February 3, 2025 (the “Comment Letter”). As per the undersigned’s telephone conversation with Austin Stanton, the Company has decided to convert its previously filed Form 10 Registration Statement into an underwritten Form S-1 Registration Statement.

We hereby submit confidentially in electronic form the accompanying draft Registration Statement on Form S-1 (“DRS”). The DRS reflects the responses of the Company to the Comment Letter. The discussion below is presented in the order of the comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the DRS. For your convenience, reference in the responses to page numbers are to where they appear in the DRS and to the prospectus contained therein.

Mr. Austin Stanton

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 14, 2025

The Company has asked us to convey the following responses to the Staff:

Draft Registration Statement on Form 10-12B submitted January 6, 2025 General

1.	We note you have checked the box on the cover of your filing indicating that you are an emerging growth company. Please also revise your registration statement to:

●	Describe how and when a company may lose emerging growth company status;

●	Briefly describe the various exemptions that are available to you, such as an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14(a)and (b) of the Securities Exchange Act of 1934;

●	State your election under Section 107(b) of the JOBS Act; and

●	If you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response No. 1: The comment has been responded to under “Prospectus Summary – Implications of Being an Emerging Growth Company...” A risk factor on page 42 titled “We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements” has been revised in response to this comment.

Mr. Austin Stanton

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 14, 2025

Explanatory Note, page 1

2.	We note your disclosure that your pro forma financial statements will be included by amendment prior to the time of the initial public filing of your registration statement. Please confirm you will include these pro forma financial statements in an amendment as soon as they are available in order to allow the staff sufficient time to complete its review.

Response No. 2: The Form 10 contemplated a 100% distribution of the capital stock, assets and liabilities of WhiteFiber AI, Inc. The IPO contemplates that Bit Digital will retain an approximate 80% ownership position of WhiteFiber. Therefore, the Company and its advisors are currently evaluating the need for pro forma financial statements for this offering. If required, they will be filed prior to the DRS going live.

Exhibit 99.1 - Information Statement of White Fiber, Inc. Information Statement Summary Business, page 1

3.	Please define technical terms so that their meaning is clear to investors. For instance, please more fully define the terms “Tier 3 data center,” “colocation,” “on-demand computing,” “2N UPS,” “2N generators,” and “N+1 cooling.”

Response No. 3: The definitions set forth above have been included in a Glossary which has been added.

Mr. Austin Stanton

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 14, 2025

4.	We note your disclosure on page 19 that your proprietary artificial intelligence technology and algorithms may not operate properly or as you expect them to. Please revise your disclosure to provide a materially complete discussion regarding your use of artificial intelligence technology and algorithms, and how they operate. In addition, clarify what datasets your artificial intelligence or algorithms use. Discuss whether you utilize open-source technology or license the use of such technology. To the extent you intend to license existing or future technologies or plan to utilize proprietary and/or open-source technology, please also add relevant risk disclosure to address any related risks.

Response No. 4: The risk factor entitled “Our proprietary AI technological algorithm…” has been revised in response to this comment. All references to proprietary AI technology and algorithms have been revised to reference cloud service technology and infrastructure. Throughout the registration statement there are now references to our cloud services and colocation data centers as comprising WhiteFiber’s HPC Business segment. The subsection of risk factors on page 17 previously titled “Artificial Intelligence (“AI”) Related Risks” is now titled “Cloud Service Development-Related Risks”. The Company utilizes open-source technology and does not license any proprietary technology. A risk factor titled “We use certain open source technology in our business…” has been added. We may face claims from open source licensors claiming ownership of, or demanding the release of, the technology and any other intellectual property that we developed using or derived from such open-source technology” has been added. Disclosure has been made in the Business section of licenses which the Company has for various software components.

HPC Data Center Services/and Colocation, page 2

5.	We note your disclosure here and on pages 66 and 71 that Enovum currently owns an artificial intelligence data center located in Montreal. Please reconcile this with your disclosure that the artificial intelligence data center is a “fully leased 4MW Tier-3 datacenter.”

Response No. 5: This comment has been responded to. The Prospectus Summary, as well as disclosures in the section titled “Business” have been revised to state the facility is leased and fully occupied by Enovum’s customers. The lease with amendments thereto have been filed as exhibits to this registration statement. The company owns MTL2.

White Fiber Operations, page 3

6.	We note your disclosure on pages 4 and 70 that you intend to finance a deal with, “a mixture of cash and digital assets on the balance sheet.” Please tell us, and revise your next amendment as appropriate, to describe in greater detail the financing of this deal. Please make sure your response and disclosure includes the specific digital assets you will use to finance the deal, if you hold any digital assets on your balance sheet, the specific breakout of cash and digital assets used to finance the deal, and any other details necessary to understand the transaction.

Response No. 6: The comment has been responded to. The Company will finance a transaction solely with cash and not with digital assets.

Mr. Austin Stanton

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 14, 2025

Risk Factors, page 18

7.	Please consider adding a risk factor related to advancements in the artificial intelligence space that may permit currently intensive artificial intelligence operations to be done with less computing power, which may negate the need for artificial intelligence and HPC data centers for a large portion of artificial intelligence developers that you service.

Response No. 7: This comment has been responded to by adding the risk factor titled “Impact of Advancements in Aritifical Intelligence on Demand for AI and HPC Data Centers may reduce the need for high-performance computing (HPC) and AI-specific data center infrastructure, which could have an adverse effect on our business, results of operations and financial condition”.

White Fiber’s operations could be adversely impacted by climate change, page 18

8.	We note your disclosure, “To date, Bit Digital AI has not experienced any material impacts to its financial condition, results of operations or cash flows due to the physical effects of climate change.” Please clarify whether Enovum has experienced any material impacts due to the effects of climate change.

Response No. 8: This comment has been responded to. The disclosure has been revised to state that neither the Company’s HPC data centers in Iceland (WhiteFiber AI) or Canada (Enovum) have experienced any adverse impact from climate change.

Our ongoing investment in new AI products, services, and technologies is inherently risky, page 21

9.	Please revise this disclosure to include examples of the investments you are making into “new and existing products and services.”

Response No. 9: This comment has been responded to. The Company does not intend to make investments in new and existing products and services. Instead, it will invest in research and development.

Mr. Austin Stanton

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 14, 2025

Regulatory restrictions that target AI, page 20

10.	You state on page 22 that managing “new license and other requirements is complicated and time consuming.” Please expand your disclosure to specify the licenses that are required for your business.

Response No. 10: This comment has been responded to. We have revised the requirements to manage the supply chain in providing cloud services. The Company’s HPC data centers are in compliance with local regulations to operate their facilities which do not relate to its cloud services or AI technologies.

Business Overview, page 62

11.	Please revise your business disclosure and the Information Statement Summary, as appropriate, to address the following:

●	Clarify where your company has data centers and the specific services you provide at each location. In this regard, you only provide information about your data centers in Canada and Iceland, but you also refer to providing services in “Europe, Canada and the United States,” and that you expect GPUs purchased from Boosteroid to be delivered to “respective data centers across the U.S. and begin earning revenue by the end of November 2024.”

●	Please clarify the differences among the terms “HPC service,” “GPU-as-a- Service,” “cloud services,” and “colocation services.” You state that you provide HPC services, which appears to be synonymous with GPU-as-a-Service, as well as “energy and related services.” Please clarify what the “energy and related services” are, and whether that is considered “colocation services.”

Mr. Austin Stanton

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 14, 2025

●	Provide information about your customer base and end markets for both your cloud services and colocation services, including whether the customers overlap.

Response No. 11: The comment has been responded to.

The Company only has HPC data centers in Canada and Iceland. The Company is only providing equipment leasing services to Boosteroid. It does not have colocation data centers in Europe. We have revised disclosures to state that it is Boosteriod which has data centers in Europe.

The Company has simplified its disclosures throughout the registration statement to state that its HPC Segment consists of cloud services and colocation data centers. The term cloud services encompasses the prior terms GPU-as-a-Service and Energy with Related Service. We removed those other terms which are confusing.

The customer base and end markets for both cloud services and colocation data centers have been provided.

12.	Please revise your disclosure to discuss the terms of your material power purchase agreements in place at your data centers and, if required, file them as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response No. 12: These are no material power purchase agreements in place at the Company’s HPC data centers.

Colocation Services, page 64

13.	We note your disclosure that MTL2 “comprises part of Bit Digital’s 288MW proprietary pipeline announced earlier this year.” Please expand your disclosure to explain your announcement from earlier this year. Please also clarify how the pipeline is “proprietary.”

Response No. 13: Bit Digital previously announced the acquisition of Enovum Data Centers on October 14, 2024. In that press release, the Company stated that “Enovum has a proprietary development pipeline of 288 MW, including 93 MW currently under LOI with respective landlords.” The pipeline consists of sites at various stages of evaluation, including those under LOI, pending due diligence, or in early review.

Mr. Austin Stanton

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 14, 2025

Although the Company has revised this disclosure to state it is confidential, it considers this pipeline proprietary for several reasons:

Limited Market Exposure:

Many sites are not widely marketed or publicly identified as data center opportunities. Some arise through niche industry channels or under special circumstances, such as forced sales, which limits their availability to the broader market.

Unique Site Characteristics:

The pipeline includes properties originally purposed for other uses that the Company believes can be retrofitted into specialized datacenters. The Company believes one of its core competitive advantages is the ability to identify sites that can be retrofitted into specialized datacenters in either an accelerated timeline and/or in a more cost-effective manner than developing greenfield sites from scratch. For instance, MTL2 was previously an encapsulation manufacturing facility.

Industry Expertise and Origination Ability:

A key factor in acquiring Enovum was its industry acumen and proven ability to originate and develop HPC datacenter projects—a capability Bit Digital did not previously possess to the same extent. Enovum’s decades of experience and established relationships have enabled access to opportunities that are not broadly available.

In summary, the confidential pipeline reflects a curated set of development opportunities identified through limited market exposure, unique site characteristics, and Enovum’s specialized expertise in sourcing and developing datacenter projects. The Company believes that this unique pipeline of expansion sites allows the Company to effectively compete for desirable locations against competitors with far greater financial resources.

Mr. Austin Stanton

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 14, 2025

White Fiber Operations, page 64

14.	We note your disclosure regarding the various supply, services, and lease agreements that Bit Digital AI entered into in 2023 and 2024. We also note your disclosure regarding the purchase of MTL2 for CAD $33.5 million. To the extent that any of these agreements are material, please disclose the material terms of these agreements, including the consideration exchanged, the obligations of each party, and the term and termination provisions. In addition, please file these agreements as exhibits to the registration statement if required by Item 601(b)(10) of Regulation S-K.

Response No. 14: There are no material supply, services and lease agreements that the Company entered into in 2023 and 2024. The Company leases its Iceland and MTL1 HPC data centers. The acquisition agreement for MTL2 was filed with the SEC on Form 8-K on January 6, 2025. The Form 8-K states that schedules have been omitted and are available upon request of the SEC. The site is being developed and there are no material exhibits to be filed. The lease and amendments to lease for MTL1 are being filed with this Registration Statement. All material exhibits previously filed by Bit Digital are being incorporated by reference in the Exhibit Index to this Registration Statement.

Management, page 76

15.	Please revise your disclosure to clarify the executive officers and directors who will continue in their positions at Bit Digital in this section. In this regard, we note your disclosure on page 86 that Samir Tabar and Erke Huang will continue to provide certain services to Bit Digital operations until approximately two years after the Separation and Distribution. We also note your disclosure on page 10 that after the distribution, Bit Digital and White Fiber will be separate companies with separate senior management but overlapping boards of directors. Please reconcile this discrepancy. Finally, please clarify whether Sam Tabar and Erke Huang will discontinue their roles at Bit Digital following the two-year period after the Separation and Distribution.

Response No. 15: The disclosure on page 80 under Executive Compensation has been revised to state that Messrs. Tabar and Huang will continue to serve as officers and directors of Bit Digital for at least two years after the offering and the approximate percentage of time spent on WhiteFiber operations will initially be 70%. While the Company’s CEO and CFO will be the same as that of Bit Digital as stated under “Management” members of Senior Management will hold key operating positions in the Company. Messrs. Thomas Sanfilippo and Billy Krassakopoulos are the third and fourth executive officers of the Company. It is expected that following this offering the Company’s Board of Directors will be able to hire additional executive officers as the Company’s grows its business. The disclosure of page 10 of the Form 10 does not appear in the DRS.

Mr. Austin Stanton

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 14, 2025

16.	We note that in Bit Digital, Inc.’s Form 20-F filed March 18, 2024, it states that Mr. Xiong is IT Director of Bit Digital Canada, Inc. and receiving a salary of $68,000 per annum basis. Please expand your disclosure regarding Mr. Xiong’s business experience to include this information. Refer to Item 401(e) of Regulation S-K.

Response No. 16: This comment has been complied with under “Management– Executive Officers and Directors.” Mr. Xiong’s salary has been corrected to read $68,000 per annum. Mr. Xiong has been removed from the nominating committee, as he is no longer considered to be independent. The Company intends to retain additional independent directors.

Executive Compensation

2023 Compensation of Named Executive Officers, page 81

17.	Please update this section to provide compensation information for the last completed fiscal year pursuant to Item 402 of Regulation S-K.

Response No. 17: This comment has been responded to.

Index to Consolidated Financial Statements, page F-1

18.	Please revise future amendments to include financial statements of the registrant, WhiteFiber, Inc.

Response No. 18: This comment has been responded to. The financial statements filed by WhiteFiber, Inc. with the Form 10 Registration Statement were those of Bit Digital AI, Inc. (n/k/a WhiteFiber AI, Inc.) and its subsidiaries, the only entities prior to WhiteFiber’s acquisition of Enovum Data Centers Corp. on October 11, 2024. The financial statements have been revised to be to those of WhiteFiber, Inc.

Mr. Austin Stanton

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 14, 2025

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-6

19.	You disclose that the financial statements include expense allocations for certain functions provided by Bit Digital, Inc. and that these expenses have been allocated to the Company using allocation methodologies considered to be a reasonable reflection of the utilization of the services provided to the benefits received. Please revise your next amendment to provide a more detailed explanation of the allocation method(s) used in the notes to the financial statements. Refer to Question 2 of SAB Topic 1.B.1.

Response No. 19: This comment has been responded to on page F-12 under “Allocation of Corporate Expenses.”

20.	You disclose that all revenues and costs as well as assets and liabilities directly associated with the business activity of the company are included in the consolidated financial statements, which include expense allocations for certain functions provided by Bit Digital, Inc. Since agreements with related parties are, by definition, not at arm’s length and may be changed at any time, please confirm for us, and disclose, that management’s estimate of what your expenses would have been on a stand-alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity, are included in the consolidated financial statements. Please revise your next amendment to provide this disclosure for each year for which an income statement was required when such basis produced materially different results. Refer to Question 2 of SAB Topic 1.B.1.

Response No. 20: This comment has been responded to in Note 12 to the Financial Statements.

Mr. Austin Stanton

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 14, 2025

Note 4. Other Current Assets, page F-12

21.	Please provide additional information concerning your receivable from third parties. We note that the balance was $8.0 million and $13.9 million at September 30, 2024 and December 31, 2023, respectively. Make sure your response and additional disclosure includes the terms of the receivables, your consideration and adoption of ASC 326, and a rollforward of the receivable balance in the periods presented.

Response No. 21:

In response to your comment, please be advised that rollforward required by ASC 326-20-50-13 at December 31, 2023 or September 30, 2024 was not provided due to a lack of materiality. The Company’s allowance for credit losses associated with Receivables from third parties were not material in the periods presented.

In accordance with ASC 326, Measurement of Credit Losses on Financial Instruments (“ASC 326”), the Company conducts credit evaluations and determines allowances for credit losses based on the potential inability of third parties to make required payments according to contractual terms. In determining the allowance for credit losses, the Company considers historical collection history, the current aging of receivables, customer-specific credit risk factors, including their current financial condition, current market conditions, and forecasted future economic conditions which inform adjustments to historical loss patterns.

The Company regularly reviews the collectability of its outstanding account receivable balances from third parties to determine an allowance for credit loss that reflects its best estimate of the lifetime expected credit losses using an aging schedule approach with current, 1–30 days past due, 31–60 days past due, 61-90 days past due and more than 90 days past due aging buckets. Given the short-term nature of the Company’s Receivables from third parties and given the Company has not recorded any material credit loss expense for the periods ending in December 31, 2023 and September 30, 2024, respectively, the credit loss rollforward of the receivable balance was not presented. In future filings, we will provide the allowance for credit loss rollforward pursuant to ASC 326-20-50-13 should the amounts become material.

Mr. Austin Stanton

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 14, 2025

14. Subsequent Events, page F-17

22.	You disclose the acquisition of Enovum Data Centers Corp on October 11, 2024 in Note 1 to the financial statements. Please revise your disclosure of subsequent events to include a discussion of the acquisition.

Response No. 22: This comment has been responded to in Note 14-Subsequent Events.

Please do not hesitate to contact the undersigned at (646) 428-3210 with any questions.

Very truly yours,

Davidoff Hutcher & Citron LLP

By:	/s/ Elliot H. Lutzker
Elliot H Lutzker, Partner

EHL:esm
cc (by e-mail): Mr. Sam Tabar